Exhibit 12

Healthcare Realty Trust Incorporated

Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in thousands)

(Unaudited)

	For The Year Ended December 31,
	2008	2009	2010		2011	2012	Proforma Year Ended December 31, 2012
	Restated (1)
Earnings
Consolidated pretax income from continuing operations	$12,429	$22,306	$1,060		$(2,926)	$7,812	$11,995
Fixed charges	49,704	54,310	77,347		86,008	81,512	77,329
Capitalized interest	(6,679)	(10,087)	(10,315)		(8,531)	(5,021)	(5,021)

Total Earnings	$55,454	$66,529	68,092		$74,551	$84,303	$84,303
Fixed charges
Interest expense	41,927	42,953	65,710		76,038	75,053	70,870
Estimated interest in rental expense (2)	1,098	1,270	1,322		1,439	1,438	1,438
Capitalized interest	6,679	10,087	10,315		8,531	5,021	5,021

Total Fixed charges	$49,704	$54,310	77,347		$86,008	$81,512	$77,329
Ratio of Earnings to Fixed Charges	1.12	1.22	0.88	(3)	0.87 (4)	1.03	1.09

(1)	The years ended December 31, 2011, 2010, 2009 and 2008 have been restated to conform to the December 31, 2012 presentation.
(2)	Assumes approximately one-third of rent expense is representative of the interest factor.
(3)	For the twelve months ended December 31, 2010, earnings from continuing operations were insufficient to cover fixed charges by $9.3 million.
(4)	For the twelve months ended December 31, 2011, earnings from continuing operations were insufficient to cover fixed charges by $11.5 million.